NSAR Question 77 I


     The Company is an open-end management investment company, commonly referred to as a mutual fund. The Company was organized as a Wisconsin corporation on May 12, 2003.

     The Company is authorized to issue an indefinite number of $.01 par value shares of common stock in series and classes. The Company currently offers one series of shares: the NorCap Growth Fund. All of the shares of common stock of the Fund are currently designated as investor class shares.

     Each share of common stock of the Fund is entitled to one vote on all questions. In addition, shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person or persons to the Board of Directors. Each share of common stock of the Fund is entitled to participate in dividends and capital gains distributions as determined by the Board of Directors. Each share is entitled to the residual assets of the Fund in the event of liquidation. Shares have no preemption, conversion or subscription rights.